2004

THIRD QUARTER FINANCIAL REPORT

September 30, 2004

CIC

Crown Investments Corporation
of Saskatchewan

CIC Consolidated Financial Statements

Non-consolidated Financial Statements

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Consolidated Financial Statements -- Management’s Discussion and Analysis

Major Lines of Business

Crown Investments Corporation of Saskatchewan (CIC) is involved in a broad array of industries through various forms of investment. A number of investments are held as wholly-owned subsidiaries, while others are joint ventures, partnerships and loans, held either directly by CIC or through its wholly-owned subsidiaries.

Management’s Discussion & Analysis (MD&A) highlights the primary factors that have an impact on the consolidated financial results and operations of CIC. It should be read in conjunction with CIC’s unaudited interim consolidated financial statements and supporting notes for the nine months ended September 30, 2004. These interim financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants Handbook Section 1751.

The unaudited interim consolidated financial statements do not contain all the disclosures included in CIC’s annual audited consolidated financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with CIC’s most recent annual financial statements released on April 27, 2004.

For purposes of the MD&A on CIC’s consolidated results, “CIC” refers to the consolidated entity.

CIC has the following lines of business:

Major Business Line	Investment	Form of Investment
Utilities:
Electricity	Saskatchewan Power Corporation (SaskPower)	wholly-owned subsidiary
Telecommunications	Saskatchewan Telecommunications Holding Corporation and Saskatchewan Telecommunications (collectively SaskTel)	wholly-owned subsidiary
Natural Gas	SaskEnergy Incorporated (SaskEnergy)	wholly-owned subsidiary
Water and Wastewater	Saskatchewan Water Corporation (SaskWater)	wholly-owned subsidiary
Land & Property Registration Services	Information Services Corporation of Saskatchewan (ISC)	wholly-owned subsidiary
Insurance:
Property and Casualty	Saskatchewan Government Insurance (SGI)	wholly-owned subsidiary
Commodity Based Investments:
Several	Investment Saskatchewan Inc.	wholly-owned subsidiary
Heavy Oil	NewGrade Energy Inc. (NewGrade)	50.0 per cent equity interest
Economic Growth:
Infrastructure	Saskatchewan Opportunities Corporation (SOCO)	wholly-owned subsidiary
Immigrant Investor Program	Saskatchewan Government Growth Fund Management Corporation (SGGF)	wholly-owned subsidiary
Transportation:
Passenger and Freight Transportation	Saskatchewan Transportation Company (STC)	wholly-owned subsidiary

Third Quarter Report	page 1

Consolidated Financial Statements -- Results of Operations

Earnings for the third quarter beginning July 1, 2004 and ending September 30, 2004 were $114.6 million (2003 -$62.2 million). Excluding income tax expense of $6.8 million (2003 — recovery of $ 0.1 million), earnings from ongoing operations were $121.4 million (2003 — $62.1 million). Year to date earnings for the nine months ending September 30, 2004 were $303.4 million (2003 — $260.4 million).

Revenues for the first nine months of 2004 were $2,894.8 million (2003 — $2,833.3 million), an increase of $61.5 million. The increase was due to a $48.2 million increase in investment revenues, and an $18.0 million increase in operating revenue, offset by a decrease in other revenue of $4.7 million.

Operating revenues for the first nine months of 2004 were $2,816.3 million (2003 — $2,798.3 million). The $18.0 million increase was mainly due to higher utility sales, and increased insurance premiums. Utility sales for the first nine months of 2004 were $2,160.6 million (2003 — $2,075.7 million), an increase of $84.9 million, primarily from SaskPower ($6.3 million) due to increased sales volumes and the effects of an interim rate increase of 9 per cent effective September 1, 2004, SaskTel ($25.8 million) due to growth in wireless and subscriber growth for internet services and SaskEnergy ($46.1 million) due to rate increases to recover costs from the gas cost variance account. SGI’s revenue increased by $20.3 million, due primarily to growth in Saskatchewan premiums for auto extension and commercial lines. Offsetting these increases is decreased revenue from the Corporation’s share of NewGrade of $71.4 million, reflecting a month long maintenance shut down.

Investment earnings for the first nine months of 2004 were $72.9 million (2003 — $24.7 million). The $48.2 million increase mainly reflects higher earnings from Investment Saskatchewan Inc.’s equity and loan portfolio ($35.7 million), increased investment earnings from SGI’s investment portfolio ($6.1 million), and SaskTel’s gain on sale of Austar United Communications Limited shares ($4.4 million).

Expenses for the first nine months of 2004 were $2,578.5 million (2003 — $2,572.8 million), an increase of $5.7 million. The increase was due primarily to increased interest costs of $105.4 million. Interest costs for the first nine months of 2004 were $194.6 million (2003 — $89.2 million). The increase in interest costs reflects foreign currency exchange gains recorded in 2003, which offset against interest costs in the first nine months of 2003 due to a strong appreciation in the Canadian currency against the US dollar. The total offset in 2003 was $122.4 million. During 2004 the Canadian dollar has marginally appreciated against its US dollar counterpart. Offsetting the increase in interest costs was a decrease in operating costs of $92.4 million. The decrease is mainly attributable to a decrease in costs at NewGrade ($81.0 million) due to suspension of operations for a planned maintenance shut down, and a decrease in costs at SaskEnergy ($10.1 million) due mainly to lower costs for natural gas. Amortization costs of $312.4 million are $6.9 million lower than the same period in 2003 ($319.3 million). The decrease reflects lower capital spending.

In the first nine months of 2004, CIC spent $757.5 million (2003 — $818.0 million) on investment and capital acquisitions. The $60.5 million decline reflects a $57.9 million decrease in capital spending.

On April 1, 2004, in conjunction with the Saskatchewan government’s 2004-05 Budget, SOCO’s short-term and long-term loans from the General Revenue Fund (GRF) were cancelled in return for the transfer of SOCO’s research park assets to the GRF. As a result CIC’s consolidated debt fell by $151.2 million and investment assets fell by $146.5 million. At the time of transfer, the debt cancelled by the GRF exceeded the net book value of the assets transferred by $4.7 million. In order to provide full consideration, SOCO will transfer its interest in the Saskatchewan Forest Center upon completion of the project.

Debt at September 30, 2004 was $3,177.9 million (December 31, 2003 — $3,358.4 million), a decrease of $180.5 million. The decrease in debt was largely attributable to debt reduction at SaskEnergy ($56.8 million), SOCO ($151.2 million), SaskTel ($37.6 million), ISC ($8.0 million), NewGrade ($7.7 million) Investment Saskatchewan ($1.1 million), and Saskatchewan Development Fund Corporation ($0.1 million) partially offset by increases at SaskPower ($79.8 million) and SaskWater ($2.2 million).

In the fall of 2003, the government indicated that Saskatchewan families will receive the package of basic utilities including home electricity, home natural gas, basic telephone rates and auto insurance at a total annual cost that is as low or lower than the same package in any other province in Canada. CIC, as the parent company, is analyzing the costs of providing the lowest cost for this bundle of services. It is estimated that CIC will provide $54.1 million to its customers commencing in December 2004 to meet the commitment.

page 2	Third Quarter Report

Consolidated Financial Statements -- Liquidity and Capital Resources

Cash Flow Highlights (thousands of dollars)	For the Period Ended
	September 30 2004	September 30 2003
Cash from operations	$463,845	$682,344
Cash used in investing activities	(186,290)	(407,428)
Dividends paid	(205,000)	(300,000)
Debt proceeds received	205,442	257,119
Debt repaid	(237,135)	(193,991)
Other financing activities	28,286	(27,984)
Increase in cash	$69,148	$10,060

Liquidity

CIC and its subsidiary Crowns finance their capital requirements through internally generated cash flow and borrowing. The GRF borrows in capital markets on behalf of Crowns. The GRF has sufficient access to capital markets for anticipated borrowing requirements.

Province of Saskatchewan Credit Ratings on Long-Term Debt as at September 30, 2004
Moody’s Investor Service	Aa3
Standard & Poor’s	AA-
Dominion Bond Rating Service	A

Operating, Investing and Financing Activities

Cash from operations for the first nine months of 2004 was $463.8 million (2003 — $682.3 million). The $218.5 million decrease was primarily due to changes in non-cash working capital balances related to cash currency exchange gains recorded in 2003.

Cash used in investing activities for the first nine months of 2004 was $186.3 million (2003 — $407.4 million). The $221.1 million decrease reflected the need for CIC (the holding corporation) to use a substantial amount of its short-term investments in 2003 to pay the 2002 dividend to the GRF (2002 dividend paid on March 31, 2003). In 2004, CIC (the holding corporation) funded a majority of its 2003 dividend (paid March 31, 2004) from cash generated in the first quarter. Other factors leading to a reduction in investing activities included a reduction in capital asset purchases and an overall decline in new investment opportunities.

Cash used in financing activities for the first nine months of 2004 was $208.4 million (2003 — $264.9 million). The $56.5 million decrease generally reflects the decrease in dividends paid to the GRF offset by higher debt repayments.

Debt Management

CIC and its subsidiary Crowns prudently manage their debt to maintain and enhance their financial flexibility. The CIC Board has approved debt targets for CIC and its commercial subsidiaries that take into account their individual circumstances and industry benchmarks.

Third Quarter Report	page 3

Consolidated Financial Statements -- Financial Statement Reporting Structure

page 4	Third Quarter Report

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)
(thousands of dollars)

	September 30 2004	December 31 2003
ASSETS
Current
Cash	$111,300	$27,097
Short-term investments	329,278	302,827
Accounts receivable	591,826	545,342
Inventories	192,019	165,265
Prepaid expenses	104,958	96,331
	1,329,381	1,136,862
Long-term investments (Note 3)	896,487	994,068
Property, plant and equipment	5,320,206	5,387,662
Other assets	277,977	359,816
	$7,824,051	$7,878,408
LIABILITIES AND PROVINCE’S EQUITY
Current
Bank indebtedness	$36,473	$21,418
Accounts payable and accrued liabilities	539,329	576,516
Notes payable	116,888	212,075
Dividend payable to General Revenue Fund	--	200,000
Deferred revenue	188,842	166,261
Long-term debt due within one year	108,512	164,483
	990,044	1,340,753
Long-term debt	2,952,488	2,981,839
Deferred revenue and other liabilities	358,275	329,989
	4,300,807	4,652,581
Province of Saskatchewan’s Equity
Equity advances	1,181,152	1,181,152
Contributed surplus	2,319	3,274
Reinvested earnings	2,339,773	2,041,401
	3,523,244	3,225,827
	$7,824,051	$7,878,408
Commitments and contingencies (Note 4)

(See accompanying notes)

Third Quarter Report	page 5

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
CONSOLIDATED STATEMENT OF OPERATIONS AND REINVESTED EARNINGS

(Unaudited)

For The Period Ended
(thousands of dollars)

	2004		2003
	July 1 to Sept. 30	Year To Date	July 1 to Sept. 30	Year To Date
REVENUE
Sales of products and services	$926,495	$2,816,345	$898,801	$2,798,324
Investment	15,636	72,893	11,986	24,673
Other	2,976	5,587	2,922	10,305
	945,107	2,894,825	913,709	2,833,302
EXPENSES
Operating costs other than those listed below	641,020	2,004,990	653,906	2,097,358
Interest	48,100	194,635	76,612	89,247
Depreciation of property, plant and equipment	101,049	312,358	106,113	319,341
Saskatchewan taxes and resource payments	33,556	66,518	15,004	66,875
	823,725	2,578,501	851,635	2,572,821
Earnings before the following	121,382	316,324	62,074	260,481
Future income tax (recovery) expense	6,764	12,952	(156)	108
Non-recurring items	--	--	--	--
NET EARNINGS	114,618	303,372	62,230	260,373
REINVESTED EARNINGS, BEGINNING OF PERIOD	2,225,155	2,041,401	2,096,141	1,897,998
DIVIDEND TO GENERAL REVENUE FUND	--	5,000	--	--
REINVESTED EARNINGS, END OF PERIOD	$2,339,773	$2,339,773	$2,158,371	$2,158,371

(See accompanying notes)

page 6	Third Quarter Report

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
For The Period Ended
(thousands of dollars)

	2004		2003
	July 1 to Sept. 30	Year To Date	July 1 to Sept. 30	Year to Date
OPERATING ACTIVITIES
Net earnings	$114,618	$303,372	$62,230	$260,373
Items not affecting cash from operations	89,438	126,179	169,984	252,549
	204,056	429,551	232,214	512,922
Net change in non-cash working capital balances
related to operations	(53,845)	34,294	(54,679)	169,422
Cash provided by operating activities	150,211	463,845	177,535	682,344
INVESTING ACTIVITIES
Purchase of investments	(231,760)	(490,673)	(9,633)	(493,211)
Proceeds from sales and collections of investments	210,530	488,412	75,864	413,800
Purchase of property, plant and equipment	(113,384)	(266,874)	(116,958)	(324,782)
Proceeds from sale of property, plant and equipment	1,474	3,426	138	286
(Increase) decrease in other assets	(19,685)	79,419	(47,482)	(3,521)
Cash used in investing activities	(152,825)	(186,290)	(98,071)	(407,428)
FINANCING ACTIVITIES
Increase (decrease) in notes payable	18,168	(95,187)	37,252	(47,866)
Decrease in deferred revenue and other liabilities	39,281	28,286	(3,648)	(27,984)
Long-term debt proceeds from General Revenue
Fund	--	205,442	--	250,000
Long-term debt proceeds from other lenders	--	--	5,000	7,119
Long-term debt repayments to General Revenue
Fund	(45,157)	(123,936)	(97,949)	(141,045)
Long-term debt repayments to other lenders	(2,637)	(18,012)	--	(5,080)
Dividend paid to General Revenue Fund	--	(205,000)	--	(300,000)
Cash provided by (used in) financing activities	9,655	(208,407)	(59,345)	(264,856)
NET INCREASE IN CASH DURING PERIOD	7,041	69,148	20,119	10,060
CASH POSITION, BEGINNING OF PERIOD	67,786	5,679	(912)	9,147
CASH POSITION, END OF PERIOD	$74,827	$74,827	$19,207	$19,207
Cash position consists of:
Cash	$111,300	$111,300	$38,980	$38,980
Bank indebtedness	(36,473)	(36,473)	(19,773)	(19,773)
	$74,827	$74,827	$19,207	$19,207

(See accompanying notes)

Third Quarter Report	page 7

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(Unaudited)
September 30, 2004

1.	Summary of Significant Accounting Policies

The interim consolidated financial statements of Crown Investments Corporation of Saskatchewan (CIC) do not contain all of the disclosures included in CIC’s annual consolidated financial statements. Accordingly, these interim financial statements should be read in conjunction with CIC’s most recent annual statement released on April 27, 2004.

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses. Actual amounts could differ from these estimates.

The accounting policies used in the preparation of these interim financial statements conform with those used in the most recent annual statements.

a)	Consolidation principles and basis of presentation

Certain Saskatchewan provincial Crown corporations are designated as subsidiary Crown corporations of Crown Investments Corporation of Saskatchewan (CIC) under The Crown Corporations Act, 1993 (the Act). In addition, certain Saskatchewan provincial Crown corporations created under the Act are CIC Crown corporations. The Act assigns specific financial and other responsibilities regarding these corporations to CIC.

Separate unaudited interim financial statements for CIC have been prepared on a non-consolidated basis to show the financial position and results of operations of the corporate entity. In addition, separate unaudited interim financial statements for each of the undernoted Crown corporations are prepared and released publicly.

The following Crown corporations have been designated or created as subsidiary Crown corporations of CIC and have been consolidated in these interim financial statements:

Investment Saskatchewan Inc.
Information Services Corporation of Saskatchewan
SaskEnergy Incorporated
Saskatchewan Development Fund Corporation
Saskatchewan Government Growth Fund
    Management Corporation
Saskatchewan Government Insurance	Saskatchewan Opportunities Corporation
Saskatchewan Power Corporation
Saskatchewan Telecommunications
Saskatchewan Telecommunications
    Holding Corporation
Saskatchewan Transportation Company
Saskatchewan Water Corporation

Throughout these interim financial statements the phrase “the Corporation” is used to collectively describe the activities of the consolidated entity.

page 8	Third Quarter Report

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(Unaudited)
September 30, 2004

b)	Joint ventures

The Corporation’s share of jointly controlled enterprises included in these interim financial statements are as follows:

Canadian Power Consultants
Centennial Foods Partnership
Cory Cogeneration Funding Corporation
Cory Cogeneration Joint Venture
Foragen Technologies Limited Partnership
Hypor B.V.
Hypor LP
Meadow Lake Pulp Limited Partnership
NewGrade Energy Inc.	14% 35% 50% 50% 33% 50% 50% 50% 50%

c)	Revenue recognition

Effective January 1, 2004, the Corporation adopted the recommendation included in the CICA Emerging Issues Committee Abstracts 141, 142, and 143 issued in December 2003 regarding revenue recognition and classification of certain revenues and expenses. These standards have been adopted on a prospective basis.

Revenues are recognized in the period the services are provided when there is clear proof that an arrangement exists, amounts are determinable and the ability to collect is reasonably assured. Revenue from local telecommunications, data, internet, entertainment and security services are recognized based on access to the Corporation’s network and facilities at the rate plans in effect during the period the service is provided. Upfront or activation fees along with corresponding direct costs not in excess of the revenues are deferred and recognized over the average expected term of the customer relationship. Revenues from long distance and wireless airtime are recognized based on the usage or rate plans in the period service is provided. Revenues from equipment sales are recognized when the equipment is delivered to, and accepted by the customer. Directory revenues are recognized during the period the directory is in circulation. Revenues for longer term consulting contracts are recognized based on a percentage of completion. Payments received in advance are recorded as deferred revenue until the product or service is delivered.

Customer solutions may involve the delivery of multiple services and products that occur at different points and over different periods of time. The multiple services are separated into their respective accounting units and consideration is allocated among the accounting units. The relevant revenue recognition policies are applied to each accounting unit.

The Canadian Radio-television and Telecommunications Commission (CRTC) has established a National Subsidy Fund to subsidize Local Exchange Carriers (LEC’s) like the Corporation, that provide service to residential customers located in high cost service areas (HCSA’s). The CRTC has set the rate per line and band for all LEC’s. The Corporation recognizes the revenue on an accrual basis by applying the rate to the number of residential network access lines served during the period in HCSA’s.

Third Quarter Report	page 9

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(Unaudited)
September 30, 2004

2.	Status of Crown Investments Corporation of Saskatchewan

Crown Investments Corporation of Saskatchewan was established by Order in Council 535/47 dated April 2, 1947, and is continued under the provisions of The Crown Corporations Act, 1993. The Corporation is an agent of Her Majesty in Right of the Province of Saskatchewan, and as a Provincial Crown corporation is not subject to Federal and Provincial income taxes. Certain jointly controlled enterprises are not Provincial Crown corporations and are subject to Federal and Provincial income taxes.

3.	Investments

a) During the first nine months, the Corporation disposed of 9,550,574 shares of Austar United Communications Limited for net proceeds of $6.9 million resulting in a gain on sale of $4.4 million.

b) Effective April 1, 2004, $146.5 million in research park assets was transferred to the General Revenue Fund in exchange for retirement of $125.0 million in long-term debt and $26.2 million in notes payable.

4.	Commitments and Contingencies

a) The Corporation has committed to invest up to $14.0 million in Foragen Technologies Limited Partnership by January 1, 2006. The Corporation has provided $10.0 million of this commitment to September 30, 2004 (December 31, 2003 — $8.5 million).

b) On March 26, 2004, the Corporation entered into an indemnity and reimbursement agreement with HARO Financial Corporation (HARO), Extendicare Inc., Crown Life Insurance Company (Crown Life), and the Directors and certain Officers of Crown Life. The Corporation indemnified Crown Life and the Directors and certain Officers of Crown Life for 65.2% of the costs, expenses, penalties, interest and reasonable legal fees arising out of any claim, suit or demand in respect of having declared and paid $29.2 million in dividends from Crown Life to HARO. The indemnity is limited to the dividend plus 10% or $32.1 million and terminates on the second closing date or April 1, 2010.

c) On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against several Canadian wireless and cellular service providers, including the Corporation. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, negligence, collusion, and breach of statutory obligations concerning system administration fees. The plaintiffs seek unqualified damages from the defendant wireless communications service providers. The Corporation believes that it has strong defenses to the allegations. It is not currently known whether the proceeding will be certified as a class action and the outcome of this matter is not determinable at this time.

5.	Subsequent Event

Subsequent to September 30, 2004, the Corporation committed to provide its residential customers with the lowest cost for home electricity, home natural gas, basic telephone rates and auto insurance. The Corporation expects the total cost is approximately $54 million with payment made in December 2004.

6.	Comparative Figures

Certain of the 2003 comparative figures have been reclassified to conform with the current year’s presentation.

page 10	Third Quarter Report

Non-consolidated Financial Statements -- Management’s Discussion and Analysis

CIC is the provincial government’s holding company for its commercial Crowns. CIC has invested equity in its subsidiary Crown corporations and collects dividends from these corporations based on their profitability. CIC also holds the Province’s investment in NewGrade Energy Inc.

This narrative on CIC’s non-consolidated September 30, 2004 third quarter results should be read in conjunction with the September 30, 2004 unaudited non-consolidated financial statements.

The unaudited interim non-consolidated financial statements do not contain all the disclosures included in CIC’s annual audited non-consolidated financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with CIC’s most recent annual non-consolidated financial statements released on April 27, 2004.

For the purposes of this narrative on CIC’s non-consolidated financial results, “CIC” refers to the holding company.

Results of Operations

Earnings for the third quarter of 2004 (July 1, 2004 to September 30, 2004) were $70.4 million (2003 — $32.6 million). Year to date earnings in 2004 (January 1, 2004 to September 30, 2004) were $158.9 million (2003 — $129.4 million). Year to date earnings increased $29.5 million from the same period in 2003. The $29.5 million increase is primarily due to an increase in dividend revenue from CIC’s subsidiary Crown corporations of $23.3 million and a decrease in interest expense of $2.5 million and a decrease in operating costs of $5.8 million. These improvements were offset by increases in grants paid to Saskatchewan Transportation Company and Saskatchewan Water Corporation of $1.3 million.

Revenues for the nine months ending September 30, 2004 were $169.2 million (2003 — $146.7 million). The $22.5 million increase was a result of higher dividends from subsidiaries. CIC also experienced a decrease in interest and other revenue ($0.9 million) due to lower interest rates for short-term investments.

Dividend revenue for the nine months ended September 30, 2004 was $167.0 million (2003 — $143.7 million). The $23.3 million increase was due to higher dividends from SaskEnergy ($34.9 million), SGI ($13.3 million) and SaskTel ($3.4 million), partially offset by lower dividends from SaskPower ($28.3 million).

Dividends from subsidiary Crown corporations, for the third quarter of each year, are based on 75 percent of their forecasted dividend for the year. The forecasted dividend is calculated under CIC’s dividend policy which applies a percentage payout of net earnings based on the overall financial health of the subsidiary Crown and its need for capital investment. For the fourth quarter, dividend payments will be adjusted based on actual earnings. For the current year CIC has assumed payouts of 90 percent of earnings at SaskTel and SaskPower as they have reached their industry benchmarked capital structure. SaskEnergy and SGI dividend payouts are forecasted for 65 percent of net earnings reflecting their need to retain capital to move to their industry benchmarked financial structure.

Expenses were $6.1 million for the nine months ended September 30, 2004 (2003 — $14.4 million). The decrease of $8.3 million was due mainly to a $5.8 million decrease in operating expenses and a $2.5 million decrease in interest expense. The decrease in operating expenses relate to the reorganization of CIC Industrial Interest Inc. into Investment Saskatchewan Inc. Prior to October 2003, Investment Saskatchewan Inc. costs were absorbed by CIC. These costs are now recorded in the financial statements of Investment Saskatchewan Inc. Also, in October 2003, CIC transferred its remaining long-term debt to Investment Saskatchewan Inc. as a part of a reorganization of Investment Saskatchewan Inc.

During the first nine months of 2004, CIC provided $3.4 million in grants to STC (2003 — $2.9 million) and $0.8 million in grants to SaskWater (2003 — $ Nil). During 2004 CIC has budgeted $3.4 million in operating grants and $1.9 million in capital grants to STC. CIC has also budgeted for SaskWater $1.7 million in operating grants and $7.9 million in grants to settle certain lawsuits related to the Corporation’s investment in the potato industry.

Third Quarter Report	page 11

Non-consolidated Financial Statements -- Liquidity and Capital Resources

Cash Flow Highlights (thousands of dollars)	For the Period Ended
	September 30 2004	September 30 2003
Cash from operations	$215,151	$108,480
Cash used in investing activities	(6)	(21,306)
Debt repaid to GRF (net of sinking fund instalment and redemptions)	--	(10,048)
Dividends paid	(205,000)	(300,000)
Increase (decrease) in cash	$10,145	$(222,874)

Liquidity

CIC finances its capital requirements through internally generated cash flow and through borrowing from the GRF. The GRF borrows on CIC’s behalf in capital markets.

Operating, Investing and Financing Activities

Cash from operations for the nine months ended September 30, 2004 was $215.2 million (2003 — $108.5 million). The $106.7 million increase was primarily due to the collection on March 31, 2004 of fourth quarter 2003 dividends.

Cash used in investing activities for the nine months ended September 30, 2004 was $ Nil (2003 — $21.2 million). Due to the financial restructuring of Investment Saskatchewan Inc., CIC is no longer financing Investment Saskatchewan Inc. In the first nine months of 2003, CIC provided Investment Saskatchewan Inc. with $21.2 million of funding.

Cash used in financing activities was $205.0 million (2003 — $310.0 million). Financing activities in 2004 consisted of dividends paid to the GRF.

Debt Management

During 2003, Cabinet approved the restructuring of CIC’s share capital subsidiary, CIC Industrial Interests Inc., and renamed the corporation Investment Saskatchewan Inc. As part of the restructuring, CIC transferred its remaining long-term debt and its remaining sinking funds to Investment Saskatchewan Inc. as partial payment on amounts owing to CIC from Investment Saskatchewan Inc.

With the spin off of CIC’s investment arm into an independent subsidiary, CIC has no need to incur debt for investment purposes.

Outlook and Key Factors Affecting Performance

The key factor affecting CIC’s earnings are the level of dividends from commercial subsidiary Crown corporations and its joint venture NewGrade.

Factors affecting the level of dividends from subsidiary Crowns include the level of profits and the application of CIC’s subsidiary dividend policy. The CIC Board determines dividends from a commercial subsidiary after allocating cash for reinvestment within the Crown to sustain operations, to grow and to diversify, and for debt reduction if necessary. CIC expects aggregate dividends declared by its commercial subsidiaries in 2004 to be lower than in 2003.

In the fall of 2003, the government indicated that Saskatchewan families will receive the package of basic utilities including home electricity, home natural gas, basic telephone rates and auto insurance at a total annual cost that is as low or lower than the same package in any other province in Canada. CIC, as the parent company, is analyzing the costs of providing the lowest cost for this bundle of services. It is estimated that CIC will provide $54.1 million to its customers commencing in December 2004 to meet the commitment.

CIC regularly assesses the appropriateness of the carrying value for its investments, and writes down an investment if it judges there to be a permanent impairment in carrying value. CIC regularly reviews its investments with private sector partners to determine the appropriateness of retention or sale.

page 12	Third Quarter Report

Non-consolidated Financial Statements

Third Quarter Report	page 13

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)
(thousands of dollars)

	September 30 2004	December 31 2003
ASSETS
Current
Cash and short-term investments	$170,164	$160,019
Interest and accounts receivable	258	707
Dividends receivable	77,403	134,101
	247,825	294,827
Equity advances to Crown corporations	1,050,382	1,050,382
Investments in share capital corporations	377,469	377,469
Equipment	470	633
	$1,676,146	$1,723,311
LIABILITIES AND PROVINCE'S EQUITY
Interest and accounts payable	$1,275	$2,314
Dividend payable to General Revenue Fund	--	200,000
	1,275	202,314
Province of Saskatchewan's Equity
Equity advances	1,181,152	1,181,152
Reinvested earnings	493,719	339,845
	1,674,871	1,520,997
	$1,676,146	$1,723,311

(See accompanying notes)

page 14	Third Quarter Report

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NON-CONSOLIDATED STATEMENT OF OPERATIONS AND REINVESTED EARNINGS

(Unaudited)

For The Period Ended
(thousands of dollars)

	2004		2003
	July 1 to Sept. 30	Year To Date	July 1 to Sept. 30	Year To Date
REVENUE
Dividend (Note 3)	$72,720	$166,951	$37,569	$143,653
Interest	677	2,169	475	2,863
Other	4	32	126	217
	73,401	169,152	38,170	146,733
EXPENSES
General, administrative and other	1,903	5,956	3,594	11,791
Interest	--	--	463	2,539
Depreciation	56	169	40	118
	1,959	6,125	4,097	14,448
Earnings before the following	71,442	163,027	34,073	132,285
Grant to Saskatchewan Water Corporation	(378)	(753)	--	--
Grant to Saskatchewan Transportation Company	(700)	(3,400)	(1,500)	(2,900)
NET EARNINGS	70,364	158,874	32,573	129,385
REINVESTED EARNINGS, BEGINNING OF
PERIOD	423,355	339,845	362,363	265,551
	493,719	498,719	394,936	394,936
DIVIDEND TO GENERAL REVENUE FUND	--	5,000	--	--
REINVESTED EARNINGS, END OF PERIOD	$493,719	$493,719	$394,936	$394,936

(See accompanying notes)

Third Quarter Report	page 15

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NON-CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

For The Period Ended
(thousands of dollars)

	2004		2003
	July 1 to Sept. 30	Year To Date	July 1 to Sept. 30	Year To Date
OPERATING ACTIVITIES
Net earnings	$70,364	$158,874	$32,573	$129,385
Add (deduct) non-cash items:
Depreciation	56	169	38	116
Sinking fund earnings	--	--	(57)	(498)
	70,420	159,043	32,554	129,003
Net change in non-cash working capital balances
related to operations	(30,830)	56,108	22,518	(20,523)
Cash provided by operating activities	39,590	215,151	55,072	108,480
INVESTING ACTIVITIES
Purchase of investments	--	--	(4,198)	(21,228)
Purchase of equipment	(6)	(30)	9	(78)
Proceeds from sale of equipment	24	24
Cash provided by (used in) investing activities	18	(6)	(4,189)	(21,306)
FINANCING ACTIVITIES
Decrease in notes payable	--	--	--	(10,048)
Dividend paid	--	(205,000)	--	(300,000)
Cash used in financing activities	--	(205,000)	--	(310,048)
NET CHANGE IN CASH DURING PERIOD	39,608	10,145	50,883	(222,874)
CASH POSITION, BEGINNING OF PERIOD	130,556	160,019	65,619	339,376
CASH POSITION, END OF PERIOD	$170,164	$170,164	$116,502	$116,502

(See accompanying notes)

page 16	Third Quarter Report

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENT

(Unaudited)
September 30, 2004

1.  Summary of Significant Accounting Policies

The interim non-consolidated financial statements of Crown Investments Corporation of Saskatchewan (CIC) do not contain all of the disclosures included in CIC’s annual non-consolidated financial statements. Accordingly, these interim financial statements should be read in conjunction with CIC’s most recent annual statement released on April 27, 2004.

The accounting policies used in the preparation of these interim financial statements conform with those used in the most recent annual statements.

2.  Status of Crown Investments Corporation of Saskatchewan

The Government Finance Office was established by Order in Council 535/47 dated April 2, 1947, and was continued under the provision of The Crown Corporations Act, 1993 (the Act), as Crown Investments Corporation of Saskatchewan. CIC is an agent of Her Majesty in Right of the Province of Saskatchewan and as a Provincial Crown corporation is not subject to Federal and Provincial income taxes.

The Act assigns specific financial and other responsibilities to CIC regarding Crown corporations designated or created as subsidiary Crown corporations of CIC under the Act. The following corporations have been designated or created by Order in Council:

Information Services Corporation of Saskatchewan
Investment Saskatchewan Inc.
SaskEnergy Incorporated
Saskatchewan Development Fund Corporation
Saskatchewan Government Growth Fund Management Corporation
Saskatchewan Government Insurance
Saskatchewan Opportunities Corporation
Saskatchewan Power Corporation
Saskatchewan Telecommunications Holding Corporation
Saskatchewan Telecommunications
Saskatchewan Transportation Company
Saskatchewan Water Corporation

3.  Dividend Revenue

Dividend revenue consists of the following (thousands of dollars):

	2004	2003
Saskatchewan Power Corporation	$45,495	$73,827
Saskatchewan Telecommunications Holding Corporation	56,794	53,366
SaskEnergy Incorporated	43,500	8,600
Saskatchewan Government Insurance	21,162	7,860
	$166,951	$143,653

4. Subsequent Event

Subsequent to September 30, 2004, CIC committed to provide its residential customers with the lowest cost for home electricity, home natural gas, basic telephone rates and auto insurance. CIC expects the total cost is approximately $54 million with payment made in December 2004.

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Third Quarter Report